Exhibit 99.5

DESIGNATED NEWS RELEASE

GoldMining Announces Filing of

PEA Technical Report For La Mina Project, Colombia

Vancouver, British Columbia – September 7, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE American: GLDG) is pleased to announce the filing of an independent National Instrument 43-101 ("NI 43-101") Technical Report (“Technical Report”), including an updated Preliminary Economic Assessment (“PEA”) for the Company’s 100% owned La Mina Project (“La Mina”), located in Antioquia, Colombia.

All currency amounts herein are in US dollars unless otherwise indicated.

PEA Highlights

●	Total projected life of mine (“LOM”) production of approximately 1.74 million gold equivalent ounces averaging 155,500 ounces over the estimated 11 year life.
●	Projected LOM production of 1.29 million ounces of gold, 203.9 million pounds of copper and 2.98 million ounces of silver at recoveries of 91%, 80% and 64%, respectively.
●

After-tax Net Present Value (“NPV5%”) of approximately $279 million at base case commodity prices of $1,750 per ounce of gold, $21 per ounce of silver, and $3.50 per pound of copper; and approximately $442 million at spot commodity prices.

●	Total cash cost of $795 per ounce of gold and All-In Sustaining Cost (“AISC”) of $912 per ounce of gold (net of by-product credits).
●

Initial capital expenditures of approximately $425 million for a 15,000 tonne per day processing facility fed by a conventional truck and loader open pit mining operation with sustaining capital and mine closure expenditures of approximately $203 million.

●	After-tax IRR of 15.2% with a payback of 5.6 years.

TABLE 1: PEA Summary of Key Metrics (effective July 24, 2023)

Parameter	Units	Base Case	Spot Price
Metal Prices
Gold	$/oz	1,750	1,975
Copper	$/lb	3.50	3.75
Silver	$/oz	21.00	25.00
Production Data
Mine Life	years	11.2
Mined Mineralized Material	million tonnes	61.3
Process Plant Production Rate	tpd	15,000
Process Plant Feed Grade	Au g/t	0.72
	Ag g/t	2.36
	Cu %	0.19
	AuEq[1] g/t	1.01
Strip Ratio	ratio	5.49
Average Annual Production	oz AuEq	155,500
Total LOM Payable Production	million oz AuEq	1.69
Operating Costs
LOM Cash Unit Cost	$/t processed	21.27
LOM Total Cash Cost	$/oz	795
LOM All-In Sustaining Unit Cost (AISC)	$/oz	912
LOM All-In Unit Cost[2]	$/oz	1,157
Capital Costs
Pre-production Capital	$ million	424.8
Sustaining Capital	$ million	163.4
Closure	$ million	39.8
Total Capital	$ million	628.0
Financial Analysis
Pre-Tax NPV(5%)	$ million	447.3	678.7
After-Tax NPV(5%)	$ million	279.5	442.2
Pre-Tax IRR	%	20.4	27.0
After-Tax IRR	%	15.2	20.2
After-Tax Payback	years	5.6	4.9

1 Gold-equivalent grades were calculated using the following formula: AuEq = Au (g/t) + [Cu(%) x {Cu Price/Au Price} x 22.0462 x 31.1035] + [Ag (g/t) x {Ag Price/Au Price}].

2 Reported as AISC in the July 24, 2023 news release.

Compared to the PEA figures disclosed by the Company in the news release dated July 24, 2023, the results announced herein and in the Technical Report include minor corrections primarily to address the accounting of plant availability and clarifications on specific calculations. For example, the total estimated mine life has been revised to 11.2 years from the previously announced 12.2 years as a result of an increase in annual throughput estimates to reflect nameplate capacity.

The PEA study results of La Mina are preliminary in nature and are intended to provide an initial assessment of the project’s economic potential and development options. The PEA mine schedule and economic assessment includes numerous assumptions and is based on inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the project economic assessments described herein will be achieved or that the PEA results will be realized.

Readers should refer to the full text of the Technical Report, which is titled "NI 43-101 Technical Report and Preliminary Economic Assessment for the La Mina Project", with an effective date of July 24, 2023 and is filed under the Company's profile at www.sedarplus.ca.

Qualified Persons

Scott E. Wilson, CPG, SME-RM is an author of the Technical Report, is independent of the Company and is a Qualified Person as such term is defined under NI 43-101, and has reviewed and approved the scientific and technical information contained herein.

Paulo Pereira, P.Geo., President of GoldMining, has reviewed and approved the technical information contained in this news release. Mr. Pereira is a Qualified Person as defined in NI 43-101.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia, and Peru. The Company also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY), 9.8 million shares of U.S. GoldMining Inc. (Nasdaq: USGO), and 16.6 million shares of NevGold Corp. (TSXV: NAU).

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Co-Chairman, David Garofalo, Co-Chairman
Alastair Still, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Notice to Readers

Disclosure regarding the La Mina Project, including the PEA and Mineral Resource estimates included herein, has been prepared by the Company in accordance with NI 43-101. NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this news release has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (“SEC”) and the scientific and technical information contained in this news release, including resource estimates and the results of the PEA, may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

Forward-looking Statements

This news release contains certain forward-looking statements that reflect the current views and/or expectations of GoldMining with respect to its expectations and ongoing and proposed work at the La Mina Project, the results of the PEA, including the production, operating and other cost estimates, metal price assumptions, cash flow projections, metal recoveries, mine life projections and production rates for the La Mina Project and the Company's expectations regarding potential opportunities to build upon the PEA. Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which GoldMining operates. Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, fluctuating metal prices, unanticipated costs and expenses, risks related to government and environmental regulation, social, permitting and licensing matters, and uncertainties relating to the availability and costs of financing needed in the future. These risks, as well as others, including those set forth in GoldMiningꞌs Annual Information Form for the year ended November 30, 2022, and other filings with Canadian securities regulators and the SEC, could cause actual results and events to vary significantly. Accordingly, readers should not place undue reliance on forward-looking statements and information. There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate. The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.